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SECUR 11020335 IMISSION

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MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8-67578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KKR Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to KKR Capital Markets LLC at December 31, 2010 is true and correct. I further affirm that neither the Firm nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn to before me,

On this 24th day of February, 2011

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 97,825,522
Syndication fees receivable	10,641,312
Due from affiliate	3,938,634
Prepaid expenses and other assets	1,108,830
Due from clearing broker	503,466
Furniture, equipment and tenant improvements, at cost (net of accumulated depreciation and amortization of $264,600)	440,986
TOTAL ASSETS	$ 114,458,750

LIABILITIES AND MEMBER'S CAPITAL

Due to affiliate	$ 1,934,937
Income tax payable	1,700,000
Accounts payable and accrued expenses	1,698,226
TOTAL LIABLITIES	5,333,163
Commitments (see Note 4)	
Member's capital	109,125,587
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 114,458,750

The accompanying notes are an integral part of this Statement of Financial Condition

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. These estimates include syndication fee receivables for certain underwritings. Actual results could differ materially from these estimates.

This financial statement was approved by management and available for issuance on February 28, 2011. Subsequent events have been evaluated through this date.

Cash and cash equivalents
The Company considers its investments in money market funds to be cash equivalents. All cash and cash equivalents are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $92,792,842, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Syndication Fees Receivable
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndication expenses, when appropriate.

Due from clearing broker
Due from clearing broker consists of cash deposits held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has entered into a Proprietary Accounts of Introducing Brokers agreement with its clearing broker that allows the Company to include such deposits as allowable assets in its net capital computation.

Furniture, equipment and tenant improvements
Furniture, equipment and tenant improvements are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of furniture, equipment and tenant improvements when events and circumstances suggest that such assets may be impaired.

The balances, by major class of depreciable and amortizable assets, at December 31, 2010 are as follows:

Furniture and equipment	$	232,496
Tenant improvements		473,090
Furniture, equipment and tenant improvements		705,586
Less: Accumulated depreciation and amortization		(264,600)
Furniture, equipment and tenant improvements, net	$	440,986

Income taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. In connection with the Parent's partnership structure, the Parent is subject to New York City unincorporated business tax based on a statutory rate of 4%. The Company has recorded a liability to the Parent of $1,700,000, in Income tax payable, for this tax. The primary difference between book and taxable income for purposes of accruing Income tax payable is the non-deductibility of the Company's noncash compensation, and the jurisdiction to which certain of the Company's underwriting activities relate.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2010 these differences were immaterial.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2006.

Related Party and Affiliate Transactions
Based on its liquidity at a given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Related Party and Affiliate Transactions (continued)

In 2010, the Parent made capital contributions totaling $25 million to the Company. In 2010, the Company distributed $2 million to the Parent. In February 2010, the Company received a non-interest bearing $32 million advance from the Parent in connection with an anticipated underwriting. The advance was fully repaid during February 2010.

In November 2010, the Company engaged an affiliated foreign broker dealer to provide certain professional services for the Company outside the United States in connection with an underwriting transaction. As of December 31, 2010 the total underwriting fee on this transaction is included within Syndication fees receivable on the Statement of Financial Condition. In connection with this transaction, the Company has accrued a payable to this affiliate totaling $1,934,937 as of December 31, 2010. Because the payment to the affiliate is predicated upon receipt of the underwriting fee, the receivable is treated as an allowable asset for purposes of the Computation of Net Capital, to the extent of this corresponding payable.

Effective in 2010, the Company amended its administrative services agreement (the "Services Agreement") with KKR to provide for the netting of receivables and payables relating to certain administrative services provided mutually between KKR and the Company. As of December 31, 2010, the Company had a net related party receivable of $3,938,634 due from KKR. This amount was fully paid by KKR to the Company during February 2011.

Substantially all of the Company's Syndication fees receivable was earned from services performed as a member of an underwriting group on behalf of issuers, which are affiliates of the Parent and KKR.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. For the year ended December 31, 2010 such noncash compensation expense allocated by KKR and its affiliates to the Company totaled $22,971,962. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2010, the Company had net capital of $93,084,644 which exceeded the required net capital of $355,544 by $92,729,100. In addition, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.

Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

4. Commitments

The Company had leased office space under a non-cancelable lease agreement which expired in April 2010. During the year, the Company negotiated a lease amendment, which became effective in January 2011. In connection with the lease amendment, the Company made a payment to its landlord representing rent payments for the period beginning May 1, 2010 through December 31, 2010. KKR has guaranteed the obligation of the Company in connection with the lease agreement.

The amended lease has provisions for escalation based upon the assessed valuation of the property, and future collective bargaining agreements entered into by the lessor and certain of its employees. In addition, the Company has the ability to terminate this lease upon providing the landlord with 90 days advance notice.

The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2010, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2010, the Company has not recorded any contingent liability in the Statement of Financial Condition for this indemnification.

5. Profit Sharing Plans

The Company is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Company are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $20,000 per employee per annum.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Company a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate generally allocates approximately 40% of the carry it receives from these funds and vehicles to its carry pool, although this percentage may fluctuate over time. The Company records allocated compensation costs incurred by KKR Holdings on behalf of employees of the Company, which is generally based upon an estimate of the relative time spent by each employee providing services to the Company, as compared to KKR or another affiliate, but judgment is applied in determining the final allocation. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain officers and other employees of the Company are participants in equity-based compensation plans sponsored by a KKR affiliate ("KKR Holdings"). Shares are granted to individuals by KKR Holdings, and the Company records allocated compensation costs incurred by KKR Holdings on behalf of employees of the Company, which is generally based upon an estimate of the relative time spent by each employee providing services to the Company, as compared to KKR or another affiliate, but judgment is applied in determining the final allocation. For each plan described below, the allocated value of the equity-based compensation from KKR to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Company's officers and other employees participate.

KKR Principal Units — Eligible officers and other employees of the Company have been granted units (the "Units"), which are subject to minimum retained ownership requirements and transfer restrictions, and allow for the ability to exchange the Units into Principal units of its publicly traded affiliate, KKR, on a one-for-one basis. Except for any Units that were deemed fully vested on the date of grant, Units are subject to service based vesting over a five-year period. This transfer restriction period will last for a minimum of (i) one year with respect to one-half of the interests and (ii) two years with respect to the other one-half of the interests. While providing services to the Company or one of its affiliates, these individuals will also be subject to minimum retained ownership rules requiring them to continuously hold at least 25% of their vested interests. Upon separation from the Company, certain Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Units should the terms of the non-compete be violated. Holders of Units in KKR Holdings will be entitled to participate in distributions received by KKR Holdings only to the extent that such Units are vested.

The grant date fair value of the Units was determined using the latest available closing price of KKR's publicly traded units at the time of grant. The grant date fair value of unvested Units is discounted for the lack of participation rights in the expected distributions on such Units, which ranges from 1% to 32%, depending on the vesting period for the Unit, multiplied by the number of unvested Units on the grant date. Additionally, the calculation of compensation expense by the KKR, associated with unvested Units assumes a forfeiture rate of up to 4% annually based upon expected turnover by employee class. As of December 31, 2010, there was $17.4 million of estimated unrecognized compensation expense related to these unvested Units to employees of the Company. That cost, subject to revised allocation amounts in future periods, is expected to be recognized over a weighted-average period of 1.2 years, using the graded attribution method, which treats each vesting portion as a separate award.

Discretionary Compensation and Discretionary Allocations— In addition, certain officers and other employees of the Company who hold Units are expected to be allocated, on a discretionary basis, distributions on equity units held by KKR Holdings. These discretionary allocations, which are determined each annual period, entitle the employees to receive amounts in excess of their vested equity interests in KKR Holdings units.

Restricted Equity Units—Grants of restricted equity units ("REUs") held by KKR Holdings have been made to professionals, support staff, and other personnel. The vesting of these REUs occurs in installments over three to five years from the date of grant and was contingent on, among other things, KKR's units becoming listed and traded on the New York Stock Exchange ("NYSE") or another U.S. exchange. On July 15, 2010, KKR completed its listing on the NYSE. As of December 31, 2010, there was approximately $0.3 million of estimated unrecognized expense related to REUs. That cost, subject to revised allocation amounts in future periods, is expected to be recognized over a weighted average period of 0.9 years, using the graded attribution method, which treats each vesting portion as a separate award. The Company does not reimburse KKR for such REUs; accordingly all such amounts are deemed to be noncash capital contributions.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

KKR Capital Markets LLC
9 West 57th Street
New York, New York 10019

In planning and performing our audit of the financial statements of KKR Capital Markets LLC (the "Company") (a wholly owned subsidiary of KKR Capital Markets Holdings L.P.) as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP